SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 15, 2020

I. Date, Time and Place: March 15, 2020, at 6:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comandante Linneu Gomes, s/nº, Portaria 3, Prédio 7, Meeting Room of the Board of Directors, Jardim Aeroporto, CEP City and State of São Paulo. II. Calling and Attendance: Waived, due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney and Germán Pasquale Quiroga Vilardo. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Melissa Paula dos Santos Silva Sica, to act as secretary of the meeting. IV. Agenda: To pass resolutions on the approval of the 2020 fiscal year Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, required by applicable laws, especially CVM Instruction no. 481/09 (“ICVM 481/09”), including: a) the Proposal for Management Compensation for the fiscal year 2020; and b) the Proposal for Allocation of 2019 results. V. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matter hereof, were approved by unanimous vote the 2020 fiscal year Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, as required by applicable laws, especially ICVM 481/09, including the Proposal for Management Compensation for the fiscal year 2020, in the amount up of to R$ 28,189,603.54. Regarding the Management Proposal for allocation of the result, the Company having recorded a loss for fiscal year 2019, the Directors report that no distribution of dividends related to the fiscal year 2019 shall be made to the shareholders. The Management Proposal to be submitted to the Annual General and Extraordinary Shareholders’ Meeting were duly initialed by the Presiding Board, filed at the Company’s head office, and will be disclosed to shareholders in accordance with applicable requirements. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up.

Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board: Constantino de Oliveira Junior, as chairman; Melissa Paula dos Santos Silva Sica, as secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, André Béla Jánszky, Antonio Kandir, Francis James Leahy Meaney and Germán Pasquale Quiroga Vilardo. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, March 15, 2020

___________________________________         ___________________________________

Constantino de Oliveira Junior                        Melissa Paula dos Santos Silva Sica

Chairman                                                                                        Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.